UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. (the “Company”)

8th Floor, Dina House

Ruttonjee Centre

11 Duddell Street

Central, Hong Kong

China

Item 2.	Date of Material Change

March 7, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

Not applicable

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Michael Smith has voluntarily resigned as the Company’s President and Chief Executive Officer. Jim Busche has been appointed as the Company’s President and Chief Executive Officer in place of Michael Smith. Michael Smith will continue to serve as the Company’s Chairman of the Board, Chief Financial Officer and Secretary.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Michael Smith has voluntarily resigned as the Company’s President and Chief Executive Officer. Jim Busche has been appointed as the Company’s President and Chief Executive Officer in place of Mr. Smith. Michael Smith will continue to serve as the Company’s Chairman of the Board, Chief Financial Officer and Secretary.

Mr. Busche has over 20 years of international experience in the industrial plant engineering business in North America, Europe, China and India. He joins the Company from Dorr-Oliver Eimco of the Montreal-based Groupe LaPerriére & Verrault Inc. (“GL&V”). Dorr-Oliver Eimco was acquired by GL&V in 2002. At GL&V, Mr. Busche served as Vice President and Managing Director (Asia). During his career Mr. Busche has managed major globalization programs and successfully completed a number of major acquisitions in the process industries.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith

Chairman of the Board, Chief Financial Officer and Secretary

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

March 8, 2006.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith

Chairman of the Board, Chief Financial Officer

and Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, President

Date: March 8, 2006